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David P. Glatz

dglatz@stradley.com

312.964.3502

BY EDGAR

July 11, 2016

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kim Browning, Esq.

Re:	Nuveen Senior Income Fund (File Nos. 333-212240; 811-09571)

Nuveen Floating Rate Income Opportunity Fund (File Nos. 333-212356; 811-21579)

Nuveen Floating Rate Income Fund (File Nos. 333-212355; 811-21494)

Registration Statements on Form N-2 Relating to Term Preferred Shares

Dear Ms. Browning:

On June 24, 2016, Nuveen Senior Income Fund (the “Senior Income Fund”), and on June 30, 2016, each of Nuveen Floating Rate Income Fund (the “Floating Rate Fund”) and Nuveen Floating Rate Income Opportunity Fund (the “Floating Rate Opportunity Fund” and together with the Senior Income Fund and the Floating Rate Fund, the “June 2016 Funds”), filed a Registration Statement on Form N-2 (each, a “Registration Statement” and collectively the “June 2016 Registration Statements”) for the purpose of registering its Term Preferred Shares of beneficial interest, liquidation preference $1,000 per share (“Term Preferred Shares”). The purpose of this letter is to request selective review of the Registration Statements, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

In connection with the previous offering of Term Preferred Shares by Nuveen Short Duration Credit Opportunities Fund (“Short Duration Credit”), the SEC staff reviewed and commented on Short Duration Credit’s registration statement (File Nos. 333-206449; 811-22518) relating to Term Preferred Shares (the “Short Duration Credit Registration Statement”). The Short Duration Credit Registration Statement was declared effective on November 10, 2015.

Each of the June 2016 Registration Statements as filed has addressed the applicable SEC comments that were previously given by the SEC staff relating to the Short Duration Credit Registration Statement.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

July 11, 2016

Short Duration Credit is a closed-end investment company managed by Nuveen Fund Advisors, LLC, also the investment adviser of the June 2016 Funds. As noted above, the SEC staff has previously commented on the Short Duration Credit Registration Statement, and Short Duration Credit filed multiple pre-effective amendments to such registration statement to, among other things, address those comments. The June 2016 Funds are requesting selective review of those portions of the June 2016 Registration Statements that are identical to (or substantially identical to) the Short Duration Credit Registration Statement, and were therefore previously reviewed by the staff.

The rights and preferences of the Term Preferred Shares issued by Short Duration Credit are expected to be identical to the Term Preferred Shares to be issued by each of the June 2016 Funds. Furthermore, Short Duration Credit and each of the June 2016 Funds share the same board of trustees, officers, investment adviser, sub-adviser, legal counsel (both special counsel and special Massachusetts counsel), independent registered public accounting firm, transfer agent, custodian and redemption and paying agent. As a result, the prospectus disclosure items set forth below are identical (or substantially identical) among the Short Duration Credit Registration Statement and each of the June 2016 Registration Statements (page number correspond to the Senior Income Fund Registration Statement). In addition, as a general matter, only those fund-specific disclosures (e.g., investment objectives and policies, investment restrictions, portfolio composition, portfolio manager) in the prospectus and statement of additional information comprising each of the June 2016 Registration Statements are not substantially identical to those in the Short Duration Credit Registration Statement, given the different investment focus of these funds.

Identical or Substantially Identical Disclosure Items

•	Prospectus Summary

•	Who May Want to Invest (pg. 3);

•	Dividend Rate (pg. 4 and pg. S-3 of Prospectus Supplement);

•	Dividend Payments (pg. 4);

•	Term Redemption (pgs. 4-5);

•	Asset Coverage and Corrective Action (pg. 5);

•	Asset Coverage (pg. 6) (except with respect to disclosure concerning Credit Agreement, which differs from Short Duration Credit);

•	Ratings (pg. 6);

•	Optional Redemption (pg. 6);

•	Voting Rights (pg. 6-7);

•	Liquidation Preference (pg. 7);

•	Investment Adviser (pg. 9);

•	Unlisted Shares (pg. 10);

•	Redemption and Paying Agent (pg. 10);

•	Special Risk Considerations – Risks of Investing in Term Preferred Shares (pgs. 11-14);

•	Special Risk Considerations – General Risks of Investing in the Fund (pgs. 14-16);

•	Special Risk Considerations – Issuer Level Risks (pgs. 16-17);

•	Special Risk Considerations – Security Level Risks (pgs. 17-21) (except “Short Exposure Risk, which does not apply to the June 2016 Funds);

•	Custodian and Transfer Agent (pg. 22); and

•	Governing Law (pg. 22).

July 11, 2016

•	Description of Term Preferred Shares

•	General (pg. 24);

•	Dividends and Dividend Periods (pgs. 25-26 and pgs. S-10-S-12 of Prospectus Supplement);

•	Restrictions on Dividends, Redemption and Other Payments (pgs. 27-28) (except with respect to disclosure concerning Credit Agreement, which is different from Short Duration Credit);

•	Asset Coverage (pg. 28);

•	Redemption (pgs. 28-32 and pgs. S-14-S-18 of Prospectus Supplement);

•	Term Redemption Liquidity Account and Liquidity Requirement (pgs. 32-33);

•	Liquidation Rights (pgs. 33-34);

•	Voting Rights (pgs. 34-36);

•	Rating Agencies (pg. 36);

•	Issuance of Additional Preferred Shares (pg. 37);

•	Actions on Other than Business Days (pg. 37); and

•	Modification (pg. 37).

•	Risk Factors

•	Risks of Investing in Term Preferred Shares (pgs. 51-54);

•	Fund Level Risks (pgs. 54-55);

•	Issuer Level Risks (pgs. 55-57);

•	Security Level Risks (pgs. 57-63) (except “Short Exposure Risk” as described above); and

•	Other Risks (pgs. 63-65).

•	Management of the Fund

•	Trustees and Officers (pg. 65); and

•	Investment Adviser, Sub-Adviser and Portfolio Managers (pgs. 65-66).

•	Net Asset Value (pg. 68);

•	Distributions (pgs. 68-69);

•	Certain Provisions in the Declaration of Trust and By-Laws (pgs. 72-73) (except with respect to disclosure concerning VRTP Shares, which each of the June 2016 Funds have, and Short Duration Credit did not);

•	Tax Matters (pgs. 74-76);

•	Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent (pg. 76);

•	Independent Registered Public Accounting Firm (pg. 76);

•	Miscellaneous (pg. 76); and

•	Available Information (pgs. 76-77).

The primary difference between the Short Duration Credit Registration Statement and the June 2016 Registration Statements is that the Short Duration Credit Registration Statement relates to a single offering of Term Preferred Shares, while the June 2016 Registration Statements contemplate a shelf offering of Term Preferred Shares. As a result, the structure and timing of the offerings is different. In addition, the economic terms (e.g., dividend rate, term redemption date, optional redemption premium) of the Term Preferred Shares issued by the June 2016 Funds will differ from the Term Preferred Shares issued by Short Duration Credit. However, the rights and preferences of the Term Preferred Shares issued by the June 2016 Funds in the shelf offerings are expected to be identical to the Term Preferred Shares issued by Short Duration Credit.

July 11, 2016

We believe this letter demonstrates the suitability of selective review of the June 2016 Registration Statements, based on the SEC staff’s previous review and comment on the Short Duration Credit Registration Statement. Please call me if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

DPG:ccw

cc:	Gifford R. Zimmerman

Kevin J. McCarthy